UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33516

Apex Bioventures Acquisition Corporation
(Exact name of registrant as specified in its charter)

18 Farm Lane
Hillsborough, CA 94010
(650) 344-3029
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units, each consisting of one share of Common Stock and one Warrant
Common Stock, par value $0.0001 per share
Warrants, exercisable for one share of Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units	1
Common Stock	10
Warrants	10

Pursuant to the requirements of the Securities Exchange Act of 1934, Apex Bioventures Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 2, 2009	By: /s/ Darrell Elliott
Darrell Elliott
Chairman of the Board